

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 24, 2017

Sean S. Sullivan
Chief Financial Officer
AMC Networks, Inc.
11 Penn Plaza
New York, New York 10001

>   **Re: AMC Networks, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 24, 2017**
>   **File No. 001-35106**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K filed May 4, 2017</u>

1.   We note your presentation of the non GAAP measure "LTM Adjusted Operating Income," which you define as, reported Adjusted Operating Income for the trailing twelve months. In your next earning release, please revise your presentation to provide the disclosures required by Item 10 (e)(1)(i) of Regulation S-K, including a reconciliation of GAAP operating income for the trailing twelve months to LTM Adjusted Operating income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3451or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications